For the semi-annual period ended 3/31/07
File number 811-03084
Jennison Small Company Fund, Inc.



Item 77D Policies with Respect to Security Investment

Jennison Small Company Fund, Inc.

Supplement dated March 12, 2007 to the Prospectus dated
December 1, 2006

As of the close of business on April 27, 2007, Jennison Small Company Fund, Inc. (the Fund) is closed to new investors. Given the limited availability of small-cap companies that meet the Funds investment criteria as the Funds assets have grown, the Fund believes closing the
 Fund to new investors is in the best interests of existing shareholders.

Shareholders of the Fund, including omnibus accounts, on April 27, 2007 and that remain invested in the Fund after April 27, 2007 may continue to make additional investments in the Fund by subsequent purchases including automatic investment plans, exchanges and dividend or capital gains reinvestments in accounts existing on April 27, 2007. Both before and after April 27 , 2007, the Fund reserves the right to refuse any purchase order that might disrupt management of the Fund. Investors may be required to demonstrate eligibility to buy shares of the Fund before a purchase order is accepted.

Investors not owning shares of the Fund on April 27, 2007 generally will not be allowed to buy shares of the Fund after April 27, 2007, except for the following:



Eligible shareholders who are exercising their one-time 90-day repurchase privilege in the Fund.



Investors who participate in certain group retirement plans or investors in existing wrap programs that currently offer the Fund as an investment option and continue to offer the Fund as an investment option after April 27, 2007 may purchase shares of the Fund even if the investor did not own shares of the Fund on April 27, 2007.



For New Group Retirement Plans



Certain new group retirement plans and financial institutions will be permitted to offer the Fund after the closing date providing that as of April 27, 2007 the plan or institution has or is actively negotiating a contractual agreement with the Funds distributor or service provider to offer shares of or to provide services to the Fund. In such instances, initial investments generally of $10 million or less will be accepted.



For Wrap Programs



Certain new wrap programs will be permitted to offer the Fund after the closing date providing that as of April 27, 2007 they are actively negotiating a contractual agreement with the Funds distributor or service provider to offer shares of or to provide services to the Fund. In such instances, initial investments generally of $10 million or less will be accepted.


For Defined Benefit Plans



Certain new defined benefit plans will be permitted to offer the Fund after the closing date providing that as of April 27, 2007 they are actively negotiating to offer the Fund. In such instances, initial investments made directly through the Funds transfer agency generally of $10 million or less will be accepted.


LR00139




Prudential Investments LLC (PI), the Funds Manager, and Jennison Associates LLC (Jennison), the Funds Investment Adviser, encourage their employees, particularly members of the Funds investment team, to own shares of the Fund. Accordingly, upon prior approval by PIs and Jennisons senior management team, members of the Funds investment team may open accounts in the Fund after April 27, 2007.


The Fund may resume sales of shares to all eligible investors at a future date if PI determines it appropriate and if the Funds Board of Directors approves.


LR00139